7/1



05009382

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 05 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ________

(03/94)

ADB

Asian Development Bank

83-2

Board of Directors



FOR OFFICIAL USE ONLY

R127-05
25 May 2005

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 31 March 2005.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 15 June 2005), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)


ADB

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

31 March 2005
(Unaudited)

Asian Development Bank

CONTENTS

31 March 2005

	Page
I. Management's Discussion and Analysis	
Overview	*1*
Ordinary capital resources	*1*
Special Funds	*8*
II. Ordinary Capital Resources	
Condensed Balance Sheet	*OCR-1*
Condensed Statement of Income and Expenses	*OCR-2*
Condensed Statement of Cash Flows	*OCR-3*
Condensed Statement of Changes in Capital and Reserves	*OCR-4*
Notes to Condensed Financial Statements	*OCR-5*
III. Special Funds Resources	
Asian Development Fund (ADF)	
Condensed Special Purpose Statement of Assets, Liabilities, and Fund Balances	*ADF-1*
Condensed Special Purpose Statement of Revenue and Expenses	*ADF-2*
Condensed Special Purpose Statement of Cash Flows	*ADF-3*
Condensed Special Purpose Statement of Changes in Fund Balances	*ADF-4*
Notes to Condensed Special Purpose Financial Statements	*ADF-5*
Technical Assistance Special Fund (TASF)	
Condensed Statement of Financial Position	*TASF-1*
Condensed Statement of Activities and Changes in Net Assets	*TASF-2*
Condensed Statement of Cash Flows	*TASF-3*
Notes to Condensed Financial Statements	*TASF-4*
Japan Special Fund (JSF)	
Condensed Statement of Financial Position	*JSF-1*
Condensed Statement of Activities and Changes in Net Assets	*JSF-2*
Condensed Statement of Cash Flows	*JSF-3*
Notes to Condensed Financial Statements	*JSF-4*
Asian Development Bank Institute Special Fund (ADBISF)	
Condensed Statement of Financial Position	*ADBISF-1*
Condensed Statement of Activities and Changes in Net Assets	*ADBISF-2*
Condensed Statement of Cash Flows	*ADBISF-3*
Notes to Condensed Financial Statements	*ADBISF-4*
Asian Tsunami Fund (ATF)	
Condensed Statement of Financial Position and	*ATF-1*
Condensed Statement of Activities and Changes in Net Assets	*ATF-1*
Notes to Condensed Financial Statements	*ATF-2*

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB complied with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2004. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	31 March 2005	31 March 2004	31 December 2004
Net Income	(104)	340	431
Average Earning Assets	36,612	37,315	36,364
Annual Return on Average Earning Assets*	0.47%	3.65%	1.28%
Return on Loans	4.15%	4.22%	4.16%
Return on Investments	2.45%	2.40%	2.21%
Cost of Borrowings	4.43%	2.89%	3.37%
Equity-to-Loan Ratio	51.71%	53.95%	51.64%
	Pre-FAS 133 Basis		
	31 March 2005	31 March 2004	31 December 2004
Net Income	91	141	390
Average Earning Assets	36,574	36,785	36,306
Annual Return on Average Earning Assets	1.00%	1.51%	1.07%
Return on Loans	4.15%	4.22%	4.16%
Return on Investments	2.49%	2.47%	2.34%
Cost of Borrowings	3.59%	3.70%	3.58%
Equity-to-Loan Ratio	51.40%	52.19%	50.54%
	Current Value Basis		
	31 March 2005	31 March 2004	31 December 2004
Net Income	(115)	212	563
Average Earning Assets	38,480	39,537	39,391
Annual Return on Average Earning Assets*	0.39%	1.61%	1.47%
Return on Loans	1.64%	4.61%	4.25%
Return on Investments	0.76%	2.57%	3.51%
Cost of Borrowings	1.46%	4.05%	3.56%
Equity-to-Loan Ratio	51.28%	50.99%	50.27%

* Based on net income before FAS 133 adjustments

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its OCR financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 31 March 2005. Current value reflects the exit price for financial instruments and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams applying the appropriate interest and exchange rates. The reversal of FAS 133 effects remove its impact, as these effects are part of the current value adjustments. Table 4 provides a further detail and analysis of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 31 March 2005 and 31 December 2004
In thousands of U.S. dollars

	31 March 2005					31 December 2004
	Statutory Reported Basis	Reversal of FAS 133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 85,887	$ -	$ 85,887	$ -	$ 85,887	$ 76,405
Investments and accrued income	12,555,650	-	12,555,650	-	12,555,650	10,780,768
Securities transferred under securities lending arrangement	1,468,756	-	1,468,756	-	1,468,756	2,040,302
Securities purchased under resale arrangement	1,312,946	-	1,312,946	-	1,312,946	1,330,948
Loans outstanding and accrued interest	23,395,226	(842)	23,394,384	1,490,948	24,885,332	26,344,506
Less: Allowance for loan losses and unamortized front end fee	(111,520)	-	(111,520)	-	(111,520)	(112,653)
Equity investment	268,222	-	268,222	-	268,222	257,437
Receivable from members	205,602	-	205,602	(75,782)	129,820	134,641
Receivable from swaps						
Investments	1,576,482	(13,561)	1,562,921	13,561	1,576,482	1,562,113
Borrowings	9,597,972	229,922	9,827,894	(229,922)	9,597,972	9,589,335
Other assets	684,856	-	684,856	-	684,856	509,651
TOTAL	$51,040,079	$215,519	$51,255,598	$1,198,805	$52,454,403	$52,513,453
Borrowings and accrued interest	$24,485,951	$258,776	$24,744,727	$ 370,942	$25,115,669	$25,238,996
Payable for swaps						
Investments	1,717,859	21,053	1,738,912	(21,053)	1,717,859	1,797,218
Borrowings	9,084,476	9,903	9,094,379	(9,903)	9,084,476	8,853,828
Payable under securities lending arrangement	1,997,900	-	1,997,900	-	1,997,900	2,061,489
Accounts payable and other liabilities	1,089,648	-	1,089,648	-	1,089,648	624,198
Total Liabilities	38,375,834	289,732	38,665,566	339,986	39,005,552	38,575,729
Paid-in capital	3,636,736	-	3,636,736	-	3,636,736	3,725,823
Net notional maintenance of value receivable	(631,139)	-	(631,139)	-	(631,139)	(642,944)
Ordinary reserve	8,880,533	-	8,880,533	709,685	9,590,218	9,575,099
Special reserve	190,483	-	190,483	-	190,483	189,539
Loan loss reserve	218,800	-	218,800	-	218,800	218,800
Surplus	117	-	117	-	117	312,117
Cumulative revaluation adjustments account	193,870	(193,870)	-	-	-	-
Net (loss) income [1] – 31 March 2005	(104,577)	194,976	90,399	(206,053)	(115,654)	-
Net income [1] – 31 December 2004	427,080	(40,963)	386,117	173,173	559,290	559,290
Accumulated other comprehensive income	(147,658)	(34,356)	(182,014)	182,014	-	-
Total Equity	12,664,245	(74,213)	12,590,032	858,819	13,448,851	13,937,724
TOTAL	$51,040,079	$215,519	$51,255,598	$1,198,805	$52,454,403	$52,513,453

[1] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Periods Ended 31 March 2005 and 2004
In thousands of U.S. dollars

	31 March 2005					31 March 2004
	Statutory Reported Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
INCOME						
From loans	$248,817	$ -	$248,817	$ -	$248,817	$310,741
From investments	78,154	-	78,154	-	78,154	85,129
From other sources – net	1,995	-	1,995	-	1,995	12,335
Total Income	328,966	-	328,966	-	328,966	408,205
EXPENSES						
Interest and other financial expenses	213,246	660	213,906	-	213,906	238,203
Administrative expenses	27,026	-	27,026	-	27,026	29,828
Technical assistance to member countries	(927)	-	(927)	-	(927)	(1,158)
Provision for losses	(2,382)	-	(2,382)	2,382	-	-
	236,963	660	237,623	2,382	240,005	266,873
Other Income (Expenses) – FAS 133 Adjustments	(195,636)	195.636	-	-	-	-
Current value adjustments[a]	-	-	-	(206,053)	(206,053)	70,866
Provision for losses	-		-	2,382	2,382	(391)
Net (Loss) Income	(103,633)	194,976	91,343	(206,053)	(114,710)	211,807
Appropriation of guarantee fees to Special Reserve	944	-	944	-	944	752
NET (LOSS) INCOME AFTER APPROPRIATION	$(104,577)	$194,976	$90,399	$(206,053)	$(115,654)	$211,055

[a] The current value adjustments incorporate the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2005					Income Statement Effects Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	31 March 2005	31 March 2004
Total Current Value Adjustments on Balance Sheet	$1,490,948	$34,614	$(590,961)	$(75,782)	$(943,406)	$ (84,587)	$ 28,651
Unrealized (Losses) Gains on Investments[b]						(34,086)[c]	15,433
Accumulated Translation Adjustments						(87,380)[d]	26,782
Total Current Value Adjustments						$(206,053)	$ 70,866

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains(losses) of investments and equity investments classified as available for sale.
[c] Unrealized losses on the investment portfolio net of unrealized gains on the equity investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.
[d] The accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals, have been moved from Accumulated Other Comprehensive Income under the reported basis and included as part of current value adjustments for current value reporting.

Current Value Balance Sheets

Loan portfolio. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows, including principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between payments for interest and charges, not in accordance with the loan's contractual terms.

The positive adjustment of $1.5 billion (6.4% of loan balance) – from the statutory reported basis of $23.3 billion to the current value basis of $24.8 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory reported and current value basis, investment securities and related derivatives are carried and reported at fair values based on market quotations when available. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $34.6 million resulted from unrealized gain on asset swaps due to increasing interest rates in certain markets.

Equity investments. Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without readily available market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the fair value of the borrowings and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $0.6 billion increase in the valuation of these liabilities – equivalent to 2.6% of the value of the borrowings portfolio after swaps from the statutory reported basis of $24.0 billion to the current value basis of $24.6 billion – is due to the fact that the average cost of the borrowings is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the first quarter of 2005, net loss was $114.7 million under the current value basis compared with pre-FAS 133 net income of $91.3 million (*see Table 3*). The decrease from the pre-FAS 133 basis to current value basis comprise of current value adjustments of $84.6 million unrealized losses on all outstanding financial instruments, $34.1 million net unrealized losses on investments, and $87.3 million of unfavorable accumulated translation adjustments *(see Table 4)*.

Current value adjustments. The $206.1 million unfavorable current value adjustment for the three months ended 31 March 2005 (favorable of $70.9 million – 2004) represents the change in the current value of all ADB's financial instruments from 31 December 2004 to 31 March 2005. The adjustment reflects changes in both interest rates and currency exchange rates. The unfavorable adjustment resulted mainly due to the general strengthening of the U.S. dollar during the first three months of the year, resulting in negative net translation adjustments. The general increase in U.S. interest rates resulted in reducing the value of loans and borrowings portfolio and accounted for the majority of unfavorable current value adjustments on the balance sheet.

2.3. Risk Bearing Capacity

On 19 February 2004, the Board of Directors approved a new income planning framework that established the equity to loan ratio (ELR) as the key measure of ADB's risk bearing capacity. Consequently, the use of reserve-to-loan ratio and interest coverage ratio was discontinued. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis point lending spread on public sector loans for charges for the period.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 31 March 2005, ELR was 51.40% under the pre-FAS 133 basis (50.54% - 31 December 2004).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for public sector loans and guarantees portfolio using credit risk model to estimate expected losses. In addition, loan loss provision for public and private sector loans that are impaired are set up and charged to profit and loss. Hence, both expected and unexpected losses are addressed through adequate LLR, ELR and loan loss provisions.

2.4. Capital and Resources

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's actual net income to reserves and special funds to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to support development activities in its DMCs. In February 2005, the Board of Governors approved the allocation of Surplus of $312.0 million to Asian Tsunami Fund, which was established to support reconstruction, rehabilitation and associated development activities in the tsunami-affected DMCs promptly and effectively.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital; (ii) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed

loans, equity investments, and guarantees,[1] are limited to no more than the sum of the total callable paid-in capital and reserves (including surplus but excluding special reserve).

As of 31 March 2005, ADB's lending headroom available was $22.8 billion ($22.5 billion - 31 December 2004) under the pre-FAS 133 basis. The increase in headroom was principally due to $1.9 billion decrease in outstanding loans resulting from loan repayments offset by a decrease in lending authority of $1.6 billion resulting from the allocation to the Asian Tsunami Fund and decrease in subscribed capital due to exchange rate movements.

As of 31 March 2005, ADB's borrowing headroom available was $18.3 billion ($19.6 billion - 31 December 2004). The decrease in the headroom resulted from increase in borrowings portfolio and decrease in borrowing authority due to the allocation to Asian Tsunami Fund and unfavorable translation adjustments.

2.5. Summary of financial performance

For the three months ended 31 March 2005, net income before FAS 133 adjustment was $92.0 million, compared with $140.9 million of the first quarter of 2004. The decrease of $48.9 million (34.7%) was predominantly due to the following:

- $37.0 million decrease in net loan income after interest and financial expenses accounted by $50.5 million reduction in prepayment premium received ($3.6 million in 2005 compared to $54.1 million in 2004) and $11.0 million decrease in loan income associated with 20 basis points lending spread offset by $25.0 million decrease in financial expenses.

- A decrease of $10.3 million in income from other sources attributed to the decrease in income from equity investments associated with lower realized gains from the sales of equity investments and decreased dividends received.

- A reduction of $7.0 million in investment income due to the unfavorable realized income from the disposal of investment securities.

These decreases were partially offset by $2.8 million decrease in administrative expenses resulting from an increase in administration charged to ADF and deferral of loan origination cost for new loans and $2.8 million reversals of allowance for equity investments.

During the first quarter of 2005, the effects of applying FAS 133 were negative $195.6 million compared to positive $199.4 million in the first quarter of 2004 resulting in net loss of $103.6 million for 2005 compared to net income of $340.3 million for 2004. The increased interest rates in U.S. and the general strengthening of the US dollar resulted in unfavorable changes in the value of embedded derivatives and borrowings related swaps portfolio.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); and Asian Tsunami Fund (ATF). Financial statements for each fund are prepared

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation .

in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 29 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources. Cumulative contributions committed net of unamortized discount of $6.5 million amounted to $26.7 billion as of 31 March 2005, of which contributions available for loan commitments were $26.5 billion ($27.0 billion – 31 December 2004). Contributions committed but not available as of 31 March 2005 were $0.2 billion ($0.3 billion – 31 December 2004) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority for new loans at the end of March 2005 was $1.3 billion ($124.5 million – 31 December 2004).

In August 2004, the Board of Governors approved a resolution authorizing the eighth replenishment of ADF (ADF IX). At 31 March 2005, Instruments of Contributions from six donors (Australia, Canada, Finland, Japan, the Netherlands and Thailand) were accepted. As the prescribed amount of Instruments of Contributions of unqualified commitments to render the Replenishment effective had not been received at 31 March 2005, only $303.7 million, representing the initial installments of Canada ($37.5 million), Finland ($4.0 million) and Japan ($262.2 million), stipulated by donors to be available immediately for operational commitments, were recognized as contributed resources. Installment payment from New Zealand amounting to $6.4 million, pending receipt of related Instrument of Contribution, has been temporarily lodged to a deferred account.

Review of Activities. During the period, 2 ADF loans totaling $181.8 million were approved, compared with the same number of approvals amounting to $39.0 million in the same period last year. Disbursements for the period totaled $149.1 million, a decrease of 12.3% from $170.0 million for the same period in 2004.

As of 31 March 2005, 28 public sector loans to Myanmar were in arrears and placed in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $496.9 million ($515.3 million – 31 December 2004) of which $141.1 million ($135.8 million – 31 December 2004) was overdue.

Investment position. The ADF investment portfolio including investments purchased under resale arrangement amounted to $5.8 billion as of 31 March 2005, compared with $5.6 billion as of 31 December 2004. About 33% of the portfolio was invested in time deposits and 67% in floating and fixed income securities. The annualized rate of return on ADF investments as of the first quarter of 2005 was 3.3%, compared with 3.7% during the same period in 2004.

The portfolio was denominated in 12 currencies with Euro, Australian dollar, pound sterling, and Canadian dollar investments comprising 86.7% of the portfolio.

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 31 March 2005, total TASF resources amounted to $1,086.6 million. Of this, $985.4 million had been committed, leaving an uncommitted balance of $101.2 million. During the period, 43 technical assistance grants totaling $22.5 million became effective while an amount of $2.4 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Contributions for the period represented the initial installments received from Canada, Finland and Japan for the third regularized replenishment of TASF. The replenishment concurrent with the eighth replenishment of ADF, authorized by a Board Resolution last August 2004, provides for the effectivity of the Replenishment only upon receipt of a prescribed amount of Instruments of Contribution. At 31 March 2005, the Replenishment has not yet become effective and only installments received and agreed upon by the donors to be available for commitments immediately were recognized as contributions for the period. Other than the above donors, ADB has acknowledged receipt of Instruments of Contribution from Australia, the Netherlands and Thailand.

Investment position. As of 31 March 2005, TASF investment portfolio amounted to $224.7 million compared to $240.4 million as of 31 December 2004. Revenue from investments, however, increased from $1.2 million in the first quarter of 2004 to $1.5 million in 2005, due to reinvestment of low yielding corporate bonds into higher yielding time deposits.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In March 2005, Japan contributed 2.8 billion yen ($27.2 million equivalent) as a regular contribution to the JSF. During the first quarter of the year, 24 technical assistance grants for the JSF totaling $13.2 million became effective while an amount of $1.4 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, transfer, and administrative and financial expenses was $164.9 million as of 31 March 2005.

Investment position. The JSF investment portfolio amounted to $203.7 million as of 31 March 2005, compared with $210.6 million as of 31 December 2004. Investment income increased by $0.4 million, from $0.8 million in the first quarter of 2004 to $1.2 million in 2005, due to the reinvestment of low yielding securities and corporate bonds into time deposits with higher yields.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $29.1 million as of 31 March 2005 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2005, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $13.1 million.

3.5. Asian Tsunami Fund

The Board of Directors approved establishment of ATF in February 2005 in order to effectively channel resources from ADB and other contributors to DMCs requiring urgent assistance due to effects of the tsunami on 26 December 2004. ADB proposed to contribute $600 million to the Fund in two tranches. The initial contribution totaling $312 million has been committed and approved by the Board of Governors was transferred from OCR's Surplus.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

		31 March (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 85,887		$ 76,405
INVESTMENTS (Note C)		12,470,743		10,690,095
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		1,468,756		2,040,302
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		1,312,946		1,330,948
LOANS OUTSTANDING (Note E) *(Including FAS 133 adjustment of $842 - 31 March 2005, $870 - 31 December 2004, net of allowance for losses of $85,582 - 31 March 2005, $84,304 - 31 December 2004, and deferred loan income of $25,939 - 31 March 2004, $28,349 - 31 December 2004).*		23,019,540		24,196,597
EQUITY INVESTMENTS (Note G)		268,222		257,437
ACCRUED INCOME		349,073		329,572
RECEIVABLE FROM MEMBERS		205,602		207,181
RECEIVABLE FROM SWAPS (Notes C, F, and I)				
Investments	$ 1,576,482		$ 1,562,113	
Borrowings	9,597,972	11,174,454	9,589,335	11,151,448
OTHER ASSETS				
Property, Furniture, and Equipment		164,018		164,274
Investment related receivables		335,729		175,440
Miscellaneous (Note H)		185,109		169,937
TOTAL		**$ 51,040,079**		**$ 50,789,636**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes F and I) (Including FAS 133 adjustment of $2,560 - 31 March 2005, $2,585 - 31 December 2004)		$ 24,167,649		$ 23,921,444
ACCRUED INTEREST ON BORROWINGS		318,302		264,682
PAYABLE FOR SWAPS (Notes C, F, and I)				
Investments	$ 1,717,859		$ 1,797,218	
Borrowings	9,084,476	10,802,335	8,853,828	10,651,046
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		1,997,900		2,061,489
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		476,280		325,508
Undisbursed technical assistance commitments		17,564		20,806
Miscellaneous (Notes E and H)		595,804		277,884
Total liabilities		38,375,834		37,522,859
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note J)				
Subscribed (SDR34,991,710 - 31 March 2005 and 31 December 2004)		52,866,526		54,161,568
Less -"callable" shares subscribed		49,148,222		50,352,179
"Paid-in" shares subscribed		3,718,304		3,809,389
Less - subscription installments not due		9,638		9,874
Subscription installments matured		3,708,666		3,799,515
Less - capital transferred to the Asian Development Fund		71,930		73,692
		3,636,736		3,725,823
Net notional amounts required to maintain value of currency holdings		(631,139)		(642,944)
Ordinary Reserve		8,880,533		8,865,414
Special Reserve		190,483		189,539
Loan Loss Reserve		218,800		218,800
Surplus (Note J)		117		312,117
Cumulative revaluation adjustments account		193,870		193,870
Net income (loss) after appropriation				
For the calendar year 2004		427,080		427,080
For the three months ended 31 March 2005 (OCR-2)		(104,577)		-
Accumulated other comprehensive income (OCR-4)		(147,658)		(22,922)
Total Capital and Reserves		12,664,245		13,266,777
TOTAL		**$ 51,040,079**		**$ 50,789,636**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
INCOME (Note K)		
From loans	$ 248,817	$ 310,741
From investments (Note C)	78,154	85,129
From other sources - net	1,995	12,335
TOTAL INCOME	328,966	408,205
EXPENSES (Note K)		
Interest and other financial expenses	213,246	238,203
Administrative expenses	27,026	29,828
Technical assistance to member countries	(927)	(1,158)
Provision for losses (Note E)	(2,382)	391
TOTAL EXPENSES	236,963	267,264
OTHER INCOME (EXPENSES) - FAS 133 ADJUSTMENTS (Notes F and K)	(195,636)	199,359
NET (LOSS) INCOME	(103,633)	340,300
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	944	752
NET (LOSS) INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ (104,577)**	**$ 339,548**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 205,265	$ 289,746
Interest on investments received	69,538	69,056
Interest received for securities purchased under resale arrangement	959	488
Interest and other financial expenses paid	(108,748)	(125,695)
Administrative expenses paid	(35,403)	(30,094)
Technical assistance disbursed	(1,869)	(5,520)
Others - net	8,902	4,061
Net Cash Provided By Operating Activities	138,644	202,042
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(1,529,989)	(3,193,004)
Net securities purchased under resale arrangement	(32,922)	(21,945)
Principal collected on loans	1,404,136	2,808,347
Loans disbursed	(466,564)	(307,212)
Net swaps	-	(2,510)
Others	(4,110)	(7,511)
Net Cash Used in Investing Activities	(629,449)	(723,835)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	546,318	148,097
Borrowings redeemed	(47,969)	(930,099)
Issuance expenses paid	(8,087)	(236)
Net currency swaps	8,844	(3,227)
Payments from members	1,394	1,584
Net Cash Provided by (Used in) Financing Activities	500,500	(783,881)
Effect of Exchange Rate Changes on Due from Banks	(213)	4,993
Net Increase (Decrease) in Due from Banks	9,482	(1,300,681)
Due from Banks at Beginning of Period	76,405	1,397,948
Due from Banks at End of Period	$ 85,887	$ 97,267

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
Balance at beginning of period		$ 13,266,777		$ 12,852,440
Comprehensive income for the period:				
Net (loss) income for the period (OCR-2)	$ (103,633)		$ 340,300	
Other comprehensive income for the period	(124,736)	(228,369)	37,681	377,981
Change in SDR values		(89,087)		(13,120)
Change in Ordinary Reserve		15,119		2,471
Allocation to Asian Tsunami Fund		(312,000)		-
Notional MOV		11,805		15,778
Balance at end of period		**$ 12,664,245**		**$ 13,235,550**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Balance, 1 January	$ (6,442)	$ (11,437)	$ (20,326)	$ (125,520)	$ 14,272	$ 45,504	$ (10,426)	$ (9,302)	$ (22,922)	$ (100,755)
Amortization	1,122	1,300	-	-	-	-	-	-	1,122	1,300
Other comprehensive income for the period	-	-	(91,772)	20,948	(34,086)	15,433	-	-	(125,858)	36,381
Balance, 31 March	$ (5,320)	$ (10,137)	$ (112,098)	$ (104,572)	$ (19,814)	$ 60,937	$ (10,426)	$ (9,302)	$ (147,658)	$ (63,074)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Emerging Issues Task Force (EITF) issued EITF 03-16 in March 2004 which requires that investments in limited liability companies (LLC) that have characteristics of partnership should be accounted using equity method. This is effective for ADB from 2005 *(See Note G)*.

NOTE C - INVESTMENTS AND SWAP TRANSACTIONS

All investment securities and negotiable certificate of deposits held as of 31 March 2005 and 31 December 2004 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin.

The estimated fair value of the investments including securities transferred under securities lending arrangement and securities purchased under resale arrangement by contractual maturity as of 31 March 2005 and 31 December 2004 are as follows:

	31 March 2005	31 December 2004
Due in one year or less	$ 6,429,776,000	$ 5,299,215,000
Due after one year through five years	5,710,221,000	5,830,457,000
Due after five years through ten years	3,112,448,000	2,931,673,000
Total	$15,252,445,000	$14,061,345,000

ADB entered into asset swap transactions for hedging purposes with total notional amount of $2,125,611,000($2,125,611,000 - 31 December 2004).

NOTE D - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated value. Securities received under resale arrangements are not recorded on ADB's balance sheet.

NOTE E - LOANS AND GUARANTEES

As of 31 March 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2005	31 December 2004
Indonesia	$ 8,010,327,000	$ 8,219,283,000
China, People's Republic of	4,904,258,000	4,896,593,000
India	2,693,034,000	2,528,879,000
Philippines	2,755,465,000	2,748,350,000
Pakistan	1,777,504,000	1,855,747,000
Others (individually less than 5% of total loans)	2,990,473,000	4,060,398,000
Total loans	$23,131,061,000	$24,309,250,000
Allowance for possible losses	(85,582,000)	(84,304,000)
Deferred loan income	(25,939,000)	(28,349,000)
Net loans outstanding	$23,019,540,000	$24,196,597,000

Loans outstanding as of 31 March 2005 include loans to the private sector amounting to $424,990,000 ($408,472,000 - 31 December 2004).

The undisbursed balance of approved loans as of 31 March 2005 was $15,008,779,000 ($15,555,563,000 - 31 December 2004). This included an undisbursed balance of approved private sector loans amounting to $470,505,000 ($511,252,000 - 31 December 2004). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $187,410,000 ($205,928,000 - 31 December 2004).

Waivers of Lending Spread and Front-End Fee

In 2004, the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for OCR borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005 was approved (waiver of 50 basis points of front-end fee on public sector loans approved in 2003). Front-end fees waived during the period totaled $9,054,000 ($516,000 - 2004). Lending spread waiver reduced loan income by $11,000,000 at 31 March 2005 (nil - 2004).

Overdue Amounts

One public sector loan to Nauru remained in nonaccrual status as of 31 March 2005 (one to Nauru - 31 December 2004). The principal outstanding of this loan as of 31 March 2005 was $2,300,000 ($2,300,000 - 31 December 2004), of which $462,000 ($462,000 - 31 December 2004) was overdue.

Eleven private sector loans were in nonaccrual status as of 31 March 2005 (eleven - 31 December 2004). The principal amount outstanding as of 31 March 2005 was $50,426,000 ($50,426,000 - 31 December 2004), of which $38,735,000 ($38,735,000 - 31 December 2004) was overdue.

Allowance for Losses

The changes in the allowance for loan losses during the first quarter of 2005 and 2004 are as follows:

	31 March 2005			31 March 2004		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance 1 January	$2,300,000	$82,004,000	$84,304,000	$240,000	$82,141,000	$82,381,000
Provision during the period	-	1,514,000	1,514,000	-	-	-
Provision written back	-	-	-	-	(532,000)	(532,000)
Reversal of provision of restructured loans	-	-	-	-	(522,000)	(522,000)
Translation adjustments	-	(236,000)	(236,000)	-	87,000	87,000
Balance, 31 March	$2,300,000	$83,282,000	$85,582,000	$240,000	$81,174,000	$81,414,000

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 31 March 2005 and 31 December 2004 covered:

	31 March 2005		31 December 2004	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees with counterguarantee	$1,112,300,000	$1,103,981,000	$1,156,735,000	$1,153,593,000
Political Risk Guarantees				
with counterguarantee	103,594,000	100,415,000	253,167,000	100,508,000
without counterguarantee	100,491,000	55,111,000	102,233,000	52,252,000
	204,085,000	155,526,000	355,400,000	152,760,000
	$1,316,385,000	$1,259,507,000	$1,512,135,000	$1,306,353,000

None of these amounts were subject to call as of 31 March 2005 (nil - December 2004). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding at 31 March 2005 was $699,344,000($715,733,000 - 31 December 2004).

As of 31 March 2005, a liability of $10,503,000 ($10,842,000 - 31 December 2004) relating to stand-by ready obligation for a political risk guarantee has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE F - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

NOTE G - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable market values are reported at market value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies equity method of accounting to its $7,833,000 ($7,472,000 - 31 December 2004) investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence and $69,382,000 investments in limited partnership and limited liability corporations. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2004). As of 31 March 2005, AFIC's net assets was $25,673,000 ($24,471,000 - 31 December 2004) and the net profit for the three-month period ended 31 March 2005 was $575,000 (net loss of $2,412,000 - 2004). ADB's maximum exposure to loss as a result of its investment in AFIC was $32,835,000 as of 31 March 2005 ($32,472,000 - 31 December 2004).

NOTE H - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are as follows:

	31 March 2005	31 December 2004
Amounts Receivable from:		
Asian Development Fund	$ 38,821,000	$24,994,000
Technical Assistance Special Fund	28,000	51,000
Japan Special Fund	151,000	50,000
Asian Development Bank Institute Special Fund	102,000	186,000
Staff Retirement Plan	-	1,015,000
Agency Trust Funds (net)	893,000	808,000
Total	$ 39,995,000	$27,104,000
Amounts Payable to:		
Staff Retirement Plan	$ 2,132,000	$ -
Asian Tsunami Fund	312,000,000	-
	$314,132,000	$ -

NOTE I - BORROWINGS AND SWAPS

As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $292,825,000 as of 31 March 2005 ($364,972,000 - 31 December 2004) that are required to be separately accounted for under by FAS 133.

The weighted average cost of borrowings outstanding as of 31 March 2005 after adjustment for currency and interest rate swap activities, was 4.43% (3.37% - 31 December 2004).

NOTE J - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 31 March 2005 consisted of 3,499,171 shares amounting to SDR34,991,710,000 all of which have been subscribed. Of the subscribed shares 3,253,061 shares are "callable" and 246,110 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2005, the value of the SDR in terms of the United States dollar was $1.51083 ($1.54784 - 31 December 2004) giving a value for each share of ADB's capital equivalent to $15,108.30 ($15,478.40 - 31 December 2004).

In March 2005, the Board of Governors approved the transfer of $312,000,000 from Surplus to the Asian Tsunami Fund (ATF) to finance the needs of the tsunami-affected developing member countries.

NOTE K - INCOME AND EXPENSES

The average yield on the loan portfolio for the three-month period ended 31 March 2005 was 4.15%(4.22% - 2004) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2005 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 2.45% (2.40% - 2004) excluding unrealized gains and losses on investments and 2.12% (2.55% - 2004) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2005 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the three-month period ended 31 March 2005 of $73,062,000 ($67,145,000 - 2004), $38,822,000 ($34,797,000 - 2004) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $7,214,000 ($2,520,000 - 2004) related to new loans for the period ended 31 March 2005.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES'. Accordingly, the write back in the amount of $927,000 for the period represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($1,158,000 - 2004).

For the three-month period ended 31 March 2005, a write back to provision for losses totaled $2,382,000 ($3,896,000 write back to provisions for equity investments and $1,514,000 provisions for private sector loans). During the same period in 2004, provision for losses totaled $391,000 ($532,000 write back on private sector loans and $923,000 provision for equity investments).

Unfavorable FAS 133 adjustments of $195,636,000 (favorable of $199,359,000 - 2004) was composed of:

	31 March 2005	31 March 2004
Unrealized (losses) gains on		
Borrowings related swaps	$(123,413,000)	$227,993,000
Investments related swaps	(4,574,000)	(9,023,000)
Embedded derivatives in structured borrowings	(66,418,000)	(18,839,000)
Amortization of the FAS 133 transition adjustments	(1,231,000)	(772,000)
Total	($195,636,000)	$199,359,000

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)		31 December	
DUE FROM BANKS		$ 1,412		$ 8,701
INVESTMENTS (Note C)		5,781,239		5,530,851
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		37,673		198,010
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		64,741		60,962
LOANS OUTSTANDING (Note E)		20,909,884		21,627,140
ACCRUED REVENUE		105,120		111,887
DUE FROM CONTRIBUTORS		2,402,359		2,323,652
OTHER ASSETS				
Investment related receivables	$ 234		$ 246	
Miscellaneous	2,767	3,001	2,657	2,903
TOTAL		**$ 29,305,429**		**$ 29,864,106**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable under securities lending arrangement (Note D)		$ 38,541		$ 203,327
Investment related payables		89,182		-
Advance payments on contributions		80,198		63,945
Payable to related funds (Notes F and G)		61,382		24,994
Miscellaneous (Note H)		6,929		645
Total Liabilities		276,232		292,911
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note I)				
Contributions committed	$ 25,812,343		$ 26,292,598	
Unamortized discounts on contributions	(6,497)	25,805,846	-	26,292,598
Set-aside Resources		71,930		73,692
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		583,549		583,717
		26,461,325		26,950,007
Accumulated surplus		2,194,417		2,132,274
Accumulated other comprehensive income (ADF-4)		373,455		488,914
Total Fund Balance		29,029,197		29,571,195
TOTAL		**$ 29,305,429**		**$ 29,864,106**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
REVENUE		
From loans	$ 52,216	$ 48,593
From investments (Note C)	48,687	40,662
From other sources - net	69	107
TOTAL REVENUE	100,972	89,362
EXPENSES		
Financial expenses	8	19
Administrative expenses (Note F)	38,822	34,798
TOTAL EXPENSES	38,830	34,817
EXCESS OF REVENUE OVER EXPENSES	$ 62,142	$ 54,545

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 38,007	$ 38,836
Interest on investments received	58,830	42,276
Interest received for securities purchased under resale arrangement	24	13
Cash received from other sources	69	107
Administrative expenses paid	(24,995)	(28,685)
Financial expenses paid	(8)	(19)
Net Cash Provided by Operating Activities	71,927	52,528
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(339,430)	(277,361)
Net securities purchased under resale arrangement	(7,348)	(40,393)
Principal collected on loans	97,831	85,022
Loans disbursed	(144,190)	(165,647)
Net Cash Used in Investing Activities	(393,137)	(398,379)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	315,517	321,848
Effect of Exchange Rate Changes on Due from Banks	(1,596)	2,929
Net Decrease in Due from Banks	(7,289)	(21,074)
Due from Banks at Beginning of Period	8,701	35,530
Due from Banks at End of Period	$ 1,412	$ 14,456

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
Balance at beginning of period		$ 29,571,195		$ 26,758,581
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 62,142		$ 54,545	
Other comprehensive income for the period	(115,459)	(53,317)	(3,294)	51,251
Change in amount available for operational commitments				
from Contributions committed		(480,255)		89,405
from Unamortized discounts on contributions		(6,497)		-
Change in SDR value of Set-Aside Resources		(1,762)		(259)
Change in Transfers from OCR and TASF		(167)		(89)
Balance at end of period		**$ 29,029,197**		**$ 26,898,889**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Balance, 1 January	$ 484,739	$ 300,135	$ 4,175	$ 5,857	$ 488,914	$ 305,992
Other comprehensive income for the period	(110,278)	(8,938)	(5,181)	5,644	(115,459)	(3,294)
Balance, 31 March	$ 374,461	$ 291,197	$ (1,006)	$ 11,501	$ 373,455	$ 302,698

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for Asian Development Fund (ADF). Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Contributed Resources

Contributions received are used to finance loans and grants in accordance with Resolution of Board of Governors. Contributions committed for each replenishment are recorded in full as Contributed Resources when the latter of effectivity of replenishment or receipt of the commitment occurs. Amounts not yet paid are recorded as Due from Contributors, which becomes due under agreed encashment periods. Contributions are generally paid in the currency of the contributor either in cash or notes. A contributor may at any time, after consultation with ADB, withdraw from ADF by delivering a written withdrawal notice to ADB. At such time, the contributor will receive payment based on the contributor's share of the Fund, where the portion of the contributor's share will not consider amounts committed or expended for grants.

Under the eighth replenishment of ADF (ADF IX), the contributors have the option to pay their contributions under accelerated encashment schedule and receive discount. ADF will invest cash generated from this program where the investment income will be used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received prior to the effectiveness of the replenishment or for qualified contributions not yet available for operational commitment shall be deemed as advanced payments. Such payments are recorded as Advance payments on contributions under liabilities.

Grants

The ADF IX introduced financing for grants for the first time. The grants will be expensed when the grants become effective. As of 31 March 2005, no grants have been approved.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2005 and 31 December 2004 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales.

The estimated fair value of the investments including securities transferred under securities lending arrangement and securities purchased under resale arrangement by contractual maturity as of 31 March 2005 and 31 December 2004 are as follows:

	31 March	31 December
Due in one year or less	$4,702,529,000	$4,187,834,000
Due after one year through five years	1,181,124,000	1,601,989,000
Total	$5,883,653,000	$5,789,823,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2005 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.42% (3.62% - 2004). If unrealized gains and losses were included, the annualized rate of return would have been 3.33% (3.75% - 2004).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value. Securities received under resale arrangements are not recorded on the balance sheet.

NOTE E - LOANS

As of 31 March 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	31 March	31 December
Bangladesh	$ 5,049,472,000	$ 5,251,867,000
Pakistan	4,830,083,000	5,037,849,000
Sri Lanka	2,194,165,000	2,265,041,000
Vietnam	1,707,253,000	1,746,399,000
Nepal	1,303,950,000	1,352,372,000
Others (individually less than 5% of total loans)	5,824,961,000	5,973,612,000
Total loans	$20,909,884,000	$21,627,140,000

The principal amount outstanding of public sector loans in nonaccrual status as of 31 March 2005 was $496,925,000 ($515,326,000 - 31 December 2004) of which $141,097,000 ($135,776,000 - 31 December 2004) was overdue.

No private sector loan was in nonaccrual status as of 31 March 2005 and 31 December 2004.

The undisbursed balance of approved loans as of 31 March 2005 was $7,390,946,000 ($7,553,422,000 - 31 December 2004).

NOTE F - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2005, represents administration charge amounting to $38,822,000 ($34,797,000 - 2003). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of each fund.

NOTE G - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $38,821,000 payable to Ordinary Capital Resources (OCR)($24,994,000 - 31 December 2004), and $22,561,000 (nil - 31 December 2004) payable to TASF.

The portion of the first installment payments received for ADF IX allocated to TASF were included in payables to TASF.

The payable to OCR includes the amount of administrative expenses allocated to ADF for the quarter, pending settlement to Ordinary Capital Resources.

NOTE H - MISCELLANEOUS LIABILITIES

Included as part of miscellaneous liabilities is the first installment payment of New Zealand's contribution under ADF IX amounting to $6,448,000. The promissory note received has been temporarily lodged to a deferred account pending receipt of the related Instrument of Contribution.

NOTE I - CONTRIBUTED RESOURCES

In August 2004, the Board of Governors passed a resolution authorizing the ADF IX and third regularized replenishment of TASF. The ADF IX shall come into effect on the date upon which Instruments of Contribution relating to contributions have been deposited with ADB for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1,134,847,275. Depending on any change in the Members' Contributions awaiting confirmation, this amount shall be adjusted accordingly. As of 31 March 2005, ADB has acknowledged receipt of Instruments of Contributions from Australia, Finland, Japan, the Netherlands, and Thailand for unqualified contribution commitments totaling SDR 964,507,000 (equivalent of $1,457,207,000), and from Canada, for qualified contribution commitment of SDR 99,925,000 (equivalent of $150,969,000). ADB also received initial installment payments from Finland, Japan and Canada, where the donors have agreed that these payments are available for operational commitment. As such, these payments, except those applicable to compensation for the forgone interest on grants, which were recorded as part of "Advance payments on contributions" have been recorded as part of Contributed Resources available for operational commitments as of 31 March 2005.

As of March 31 2005, the Contributed Resources included additional contributions for Canada and Finland amounting to $6,497,000 representing the unamortized discount applicable to the first installment payments.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 2,404	$ 1,600
INVESTMENTS (Note C)	224,652	240,425
ACCRUED REVENUE	248	425
OTHER ASSETS (Note D)	30,098	6,908
TOTAL	**$ 257,402**	**$ 249,358**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 95	$ 52
UNDISBURSED COMMITMENTS (Note E)	156,065	150,121
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	101,242	99,185
TOTAL	**$ 257,402**	**$ 249,358**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note F)		$ 22,490		$ -
REVENUE				
From investments (Note C)		1,516		1,242
From other sources				
Income from conversion of grants into loans	$ 569		$ 591	
Others	7	576	3	594
Total		24,582		1,836
EXPENSES				
Technical assistance (Note E)		20,100		21,428
Financial expenses		4		4
Total		20,104		21,432
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES		4,478		(19,596)
EXCHANGE LOSSES		(2,421)		(1,889)
INCREASE (DECREASE) IN NET ASSETS		2,057		(21,485)
NET ASSETS AT BEGINNING OF PERIOD		99,185		104,112
NET ASSETS AT END OF PERIOD		**$ 101,242**		**$ 82,627**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 332	$ -
Interest on investments received	1,692	2,054
Cash received from other activities	599	598
Technical assistance disbursed	(14,795)	(13,810)
Financial expenses paid	(4)	(4)
Net Cash Used in Operating Activities	(12,176)	(11,162)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	13,007	11,945
Effect of Exchange Rate Changes on Due from Banks	(27)	(8)
Net Increase in Due from Banks	804	775
Due from Banks at Beginning of Period	1,600	2,116
Due from Banks at End of Period	$ 2,404	$ 2,891

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar is considered as the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of unrestricted and temporarily restricted net assets and are prepared in conformity with generally accepted accounting principles in United States. The financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 31 March 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost, which approximates the fair value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.63% (2.24% - 2004).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets are interfund receivables from Asian Development Fund (ADF) of $22,561,000 (nil - 31 December 2004) and from Agency Trust Funds of $14,000 ($28,000 - 31 December 2004).

The receivables from ADF mainly comprise of first installment payments received from donors that were made available for operational commitment prior to effectivity of the eighth replenishment of ADF (ADF IX).

Included in other liabilities are interfund payables to Ordinary Capital Resources of $28,000 ($51,000 - 31 December 2004) and to Agency Trust Funds of $15,000 ($1,000 - 31 December 2004).

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2005, a net amount of $2,382,000 ($1,549,000 - 2004) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

NOTE F - CONTRIBUTIONS

In August 2004, the Board of Governors passed a resolution authorizing the ADF IX and third regularized replenishment of TASF which has not become effective as of 31 March 2005.

ADB has acknowledged receipt of Instruments of Contributions from Australia, Canada, Finland, Japan, the Netherlands, and Thailand, where allocation to TASF totalled $111,194,000 upon effectivity. As provided by certain donors, initial installment payments received that were made available for immediate operational commitment for TASF totaled $22.5 million and have been recognized in the net assets of TASF.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 663	$ 28,178	$ 28,841	$ 327	$ 1,017	$ 1,344
INVESTMENTS (Note C)	33,042	203,703	236,745	33,667	210,619	244,286
ACCRUED REVENUE	189	1,664	1,853	396	1,682	2,078
OTHER ASSETS (Note D)	90	2,107	2,197	71	2,579	2,650
TOTAL	**$ 33,984**	**$ 235,652**	**$ 269,636**	**$ 34,461**	**$ 215,897**	**$ 250,358**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 266	$ 560	$ 826	$ 604	$ 120	$ 724
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	4,647	70,199	74,846	4,970	66,548	71,518
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	164,893	164,893	-	149,229	149,229
Temporarily restricted	26,028	-	26,028	26,022	-	26,022
	26,028	164,893	190,921	26,022	149,229	175,251
Net Accumulated Investment Income						
Temporarily restricted	3,043	-	3,043	2,865	-	2,865
	29,071	164,893	193,964	28,887	149,229	178,116
TOTAL	**$ 33,984**	**$ 235,652**	**$ 269,636**	**$ 34,461**	**$ 215,897**	**$ 250,358**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 27,237	$ 27,237	$ -	$ 24,258	$ 24,258
REVENUE FROM INVESTMENTS	-	1,181	1,181	-	824	824
REVENUE FROM OTHER SOURCES	-	18	18	-	2	2
NET ASSETS REVERTED BACK TO RESTRICTIONS	-	-	-	(81)	-	(81)
Total	-	28,436	28,436	(81)	25,084	25,003
EXPENSES						
Technical assistance (Note E)	-	11,847	11,847	(84)	6,630	6,546
Administrative expenses	-	164	164	3	219	222
Total	-	12,011	12,011	(81)	6,849	6,768
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	16,425	16,425	-	18,235	18,235
EXCHANGE (LOSSES) GAINS	-	(761)	(761)	-	1,221	1,221
INCREASE IN UNRESTRICTED NET ASSETS	-	15,664	15,664	-	19,456	19,456
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	184	-	184	135	-	135
NET ASSETS REVERTED BACK TO RESTRICTIONS	-	-	-	81	-	81
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	184	-	184	216	-	216
NCREASE IN NET ASSETS	184	15,664	15,848	216	19,456	19,672
ƗET ASSETS AT BEGINNING OF PERIOD	28,887	149,229	178,116	27,469	140,208	167,677
'ET ASSETS AT END OF PERIOD	**$ 29,071**	**$ 164,893**	**$ 193,964**	**$ 27,685**	**$ 159,664**	**$187,349**

he accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,237	$ 27,237	$ -	$ 24,238	$ 24,238
Interest on investments received	445	1,601	2,046	113	2,258	2,371
Technical assistance disbursed	(679)	(7,628)	(8,307)	(1,834)	(10,630)	(12,464)
Administrative expenses paid	-	(196)	(196)	(4)	(312)	(316)
Others - net	6	(753)	(747)	1	2	3
Net Cash (Used in) Provided by Operating Activities	(228)	20,261	20,033	(1,724)	15,556	13,832
CASH FLOWS FROM INVESTING ACTIVITES						
Net sales	564	6,900	7,464	1,697	9,080	10,777
Net securities purchased under resale arrangement (Note G)	-	(469)	(469)	-	(25,385)	(25,385)
Net Cash Provided by (Used in) Investing Activities	564	6,431	6,995	1,697	(16,305)	(14,608)
Effect of Exchange Rate Changes on Due from Banks	-	469	469	-	1,222	1,222
Net Increase (Decrease) in Due from Banks	336	27,161	27,497	(27)	473	446
Due from Banks at Beginning of Period	327	1,017	1,344	640	1,977	2,617
Due from Banks at End of Period	$ 663	$ 28,178	$ 28,841	$ 613	$ 2,450	$ 3,063

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the functional and reporting currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

In June 2004, the Cooperation Fund for Regional Trade and Financial Security Initiative was established to provide TA to developing member countries for enhancing port security and combating money laundering and terrorist financing. The Government of Japan agreed to contribute US$1 million to the fund from the investment income of Japan Special Fund.

NOTE C - INVESTMENTS

All investment securities held as of 31 March 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost which estimates fair value.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the three-month period ended 31 March 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 2.24% and 2.16%, respectively (1.16% and 1.29% - 2004).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund balances as follows:

	31 March	31 December
Amounts Receivable by JSF from:		
ACCSF	$266,000	$604,000
Agency Trust Fund	2,000	-
Technical Assistance Special Fund	-	1,000
Total	$268,000	$605,000
Amounts Payable by:		
JSF to Ordinary Capital Resources	$151,000	$ 50,000
ACCSF to Japan Special Fund	266,000	604,000
Total	$417,000	$654,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the three-month period ended 31 March 2005, an amount of $1,443,000 ($2,734,000 - 2004) was thus written back as a reduction in technical assistance. None ($84,000 - 2004) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 31 March 2005, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $26,028,000 ($26,022,000 - 31 December 2004).

NOTE G - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet. As of 31 March 2005 and 31 December 2004, JSF did not have any outstanding receivables for securities purchased under resale arrangement.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 968	$ 1,326
INVESTMENTS (Notes C and D)	1,398	1,460
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	10,715	14,013
PROPERTY, FURNITURE, AND EQUIPMENT	606	701
OTHER ASSETS (Note E)	2,321	2,472
TOTAL	**$ 16,008**	**$ 19,972**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 102	$ 186
ACCOUNTS PAYABLE AND OTHER LIABILITIES	2,241	2,941
UNCOMMITTED BALANCES (ADBISF-2)	13,665	16,845
TOTAL	**$ 16,008**	**$ 19,972**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From other sources - net		$ 1		$ 1
Total		1		1
EXPENSES				
Administrative expenses	$ 2,162		$ 2,225	
Program expenses	325	2,487	535	2,760
REVENUE IN EXCESS OF EXPENSES		(2,486)		(2,759)
EXCHANGE (LOSSES) GAINS - NET		(31)		21
TRANSLATION ADJUSTMENTS		(663)		155
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(3,180)		(2,583)
NET ASSETS AT BEGINNING OF PERIOD		16,845		14,215
NET ASSETS AT END OF PERIOD		**$ 13,665**		**$ 11,632**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Expenses paid	$ (2,374)	$ (2,654)
Transfer to Japan Fund for Public Policy Training	(747)	-
Others - net	(37)	21
Net Cash Used in Operating Activities	(3,158)	(2,633)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales (investment)	2	(21)
Net securities sold (purchased) under resale arrangement	2,762	(7,837)
Net Cash Provided by (Used in) Investing Activities	2,764	(7,858)
Effect of Exchange Rate Changes on Due from Banks	36	89
Net Decrease in Due from Banks	(358)	(10,402)
Due from Banks at Beginning of Period	1,326	11,943
Due from Banks at End of Period	$ 968	$ 1,541

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 31 March 2005 and 31 December 2004 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2005 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.002% - 2004).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBI accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBI's balance sheet.

NOTE E - DUE FROM JFPPT

Other assets include an amount due from the Japan Fund for Public Policy Training (JFPPT) amounting to $247,000 ($247,000 - 31 December 2004). The JFPPT is a trust fund set up under ADBI's administration in 2004.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2005
Expressed in Thousands of United States Dollars (Note B)

		31 March (Unaudited)
ASSETS		
RECEIVABLE FROM ORDINARY CAPITAL RESOURCES	$	312,000
TOTAL	**$**	**312,000**
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES represented by:		
Unrestricted net assets	$	312,000
TOTAL	**$**	**312,000**

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period Ended 31 March 2005
Expressed in Thousands of United States Dollars (Note B)

		31 March (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note B)	$	312,000
INCREASE IN UNRESTRICTED NET ASSETS		312,000
NET ASSETS AT BEGINNING OF PERIOD		-
NET ASSETS AT END OF PERIOD	**$**	**312,000**

The accompanying notes are an integral part of these financial statements (ATF-2).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Period Ended 31 March 2005
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs for technical assistance (TAs) and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities including, non-governmental organizations (NGOs).

ATF's resources may consist of contributions from bilateral, multilateral and transfer of individual sources. ADB proposed to contribute $600,000,000 to the Fund in two tranches. On 4 March 2005, the Board of Governors approved the transfer of $312,000,000 from Surplus of Ordinary Capital Resources (OCR) to ATF.

There were no technical assistance that became effective at 31 March 2005. Four ATF financed projects to Maldives, Indonesia, India, and Sri Lanka amounting to $570 million, including $10 million contribution from ATF to a Multidonor Trust Fund were subsequently approved.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of generally accepted accounting standards applied in the United States.

Contributions

Contributions committed by ADB are recognized in full as Contributions upon approval of Board of Governors.